Term sheet To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 56-A-I dated April 5, 2010	Term Sheet to Product Supplement 56-A-I Registration Statement No. 333-155535 Dated April 5, 2010; Rule 433

Structured Investments	$ Bearish Principal Protected Knock-Out Notes Linked Inversely to the Russell 2000® Index due April 8, 2014

General

  The notes are designed for investors who seek inverse exposure of up to 60% depreciation of the Russell 2000® Index over the term of the notes. Investors should be willing to forgo interest and dividend payments as well as (1) any depreciation of the Russell 2000® Index below 40% of the Initial Index Level and (2) if a Knock-Out Event occurs, any return above a fixed return of at least 2%, while seeking full principal protection at maturity. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing April 8, 2014*
  Cash payment at maturity of principal plus the Additional Amount, as described below
  Minimum denominations of $1,000 and integral multiples thereof
  The notes are expected to price on or about April 5, 2010 and are expected to settle on or about April 8, 2010.

Key Terms

Index:	The Russell 2000® Index (“RTY”) (the “Index”).
Payment at Maturity:

At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount which will not be less than at least $20 per $1,000 principal amount note or exceed the maximum Additional Amount per $1,000 principal amount note.

Additional Amount:	The Additional Amount per $1,000 principal amount note paid at maturity will equal:
(1) If a Knock-Out Event does not occur, $1,000 x the Index Change x the Participation Rate; provided that the Additional Amount will not be less than the Minimum Return of at least $20 per $1,000 principal amount note; or
(2) If a Knock-Out Event occurs, $1,000 x the Knock-Out Rate. Under these circumstances, the Additional Amount you receive at maturity will be equal to at least $20 per $1,000 principal amount note.
Accordingly, because the Knock-Out Level is 40% of the Initial Index Level and the Participation Rate is 100%, the maximum Additional Amount is $600 per $1,000 principal amount note.
Minimum Return:	At least $20 per $1,000 principal amount note
Participation Rate:	100%
Knock-Out Event:	If the Index closing level is less than the Knock-Out Level on any trading day during the period from the pricing date to and including the Observation Date, a Knock-Out Event will have occurred.
Knock-Out Level:	40% of the Initial Index Level
Knock-Out Rate:	At least 2%, which results in an Additional Amount equal to at least $20 per $1,000 principal amount note if a Knock-Out Event occurs.
Index Change:	Initial Index Level – Ending Index Level Initial Index Level
Initial Index Level:	The Index closing level on the pricing date, which is expected to be on or about April 5, 2010
Ending Index Level:	The Index closing level on the Observation Date
Observation Date:	April 3, 2014*
Maturity Date:	April 8, 2014*
CUSIP:	48124ALG0
*	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 56-A-I.

Investing in the Bearish Principal Protected Knock-Out Notes involves a number of risks. See “Risk Factors” beginning on page PS-7 of the accompanying product supplement no. 56-A-I and “Selected Risk Considerations” beginning on page TS-3 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2)

If the notes priced today, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $30.00 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other dealers of approximately $7.50 per $1,000 principal amount note. The concessions of approximately $7.50 include concessions to be allowed to selling dealers and concessions to be allowed to any arranging dealer. This commission includes the projected profits that our affiliates expect to realize, some of which may be allowed to other dealers, for assuming risks inherent in hedging our obligations under the notes. The actual commission received by JPMSI may be more or less than $30.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions and other amounts to be allowed to other dealers, exceed $32.50 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-65 of the accompanying product supplement no. 56-A-I.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

April 5, 2010

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 56-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 56-A-I dated April 5, 2010. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 56-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 56-A-I dated April 5, 2010:
  http://www.sec.gov/Archives/edgar/data/19617/000089109210001356/e38378_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  PRESERVATION OF CAPITAL AT MATURITY — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Index. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  APPRECIATION POTENTIAL AS A RESULT OF INDEX DEPRECIATION — If a Knock-Out Event does not occur, at maturity, in addition to your principal, for each $1,000 principal amount note, you will receive a payment equal to $1,000 x the Index Change x the Participation Rate, provided that this payment (the Additional Amount) will not be less than the Minimum Return of at least $20† per $1,000 principal amount note. If a Knock-Out Event occurs, at maturity, in addition to your principal, for each $1,000 principal amount note, you will receive a payment equal to at least $20 ($1,000 x the Knock-Out Rate of at least 2%†). Accordingly, because the Knock-Out Level is 40% of the Initial Index Level and the Participation Rate is 100%, the maximum Additional Amount is $600 per $1,000 principal amount note.
  † The actual Minimum Return and Knock-Out Rate will be determined on the pricing date and will not be less than $20 per $1,000 principal amount note and 2%, respectively.
  DIVERSIFICATION OF THE Russell 2000® INDEX — The return on the notes is linked inversely to the performance of the Russell 2000® Index. The Russell 2000® Index consists of the middle 2,000 companies included in the Russell 3000ETM Index and, as a result of the index calculation methodology, consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. See “The Russell 2000® Index” in the accompanying product supplement no. 56-A-I.

JPMorgan Structured Investments — Bearish Principal Protected Knock-Out Notes Linked Inversely to the Russell 2000® Index	TS-1

  TREATED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 56-A-I. You and we will agree to treat the notes as “contingent payment debt instruments” for U.S. federal income tax purposes. Assuming this treatment is respected, the notes will be subject to special tax rules. Under these rules, subject to the occurrence of a Knock-Out Event, you generally will be required to recognize interest income in each year at the “comparable yield,” as determined by us, although we will not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in your notes. Generally, subject to the occurrence of a Knock-Out Event, any amount received at maturity or earlier sale or exchange in excess of your adjusted basis will be treated as additional interest income, while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to your notes, which to that extent will be deductible against other income (e.g., employment and interest income), with the balance treated as capital loss, which may be subject to limitations. Special rules may apply if the Additional Amount is determined prior to the Observation Date as a result of a Knock-Out Event. You should consult your tax adviser concerning the application of these rules. Purchasers who are not initial purchasers of notes at their issue price should consult their tax advisers with respect to the tax consequences of an investment in notes, including the treatment of the difference, if any, between the basis in their notes and the notes’ adjusted issue price.
  COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE — We will determine the comparable yield for the notes and will provide that comparable yield, and the related projected payment schedule, in the pricing supplement for the notes, which we will file with the SEC. If the notes had priced on April 2, 2010 and we had determined the comparable yield on that date, it would have been an annual rate of 3.00%, compounded semiannually. The actual comparable yield that we will determine for the notes may be more or less than 3.00%, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual Additional Amount, if any, that we will pay on the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the equity securities underlying the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 56-A-I dated April 5, 2010.

  MARKET RISK — The return on the notes at maturity is linked inversely to the performance of the Index, and will depend on whether a Knock-Out Event occurs and, if a Knock-Out Event does not occur, whether, and the extent to which, the Index Change is positive. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES PLUS A FIXED AMOUNT EQUAL TO AT LEAST $20 PER $1,000 PRINCIPAL AMOUNT NOTE AT MATURITY IF THE INDEX CHANGE IS ZERO OR NEGATIVE OR IF A KNOCK-OUT EVENT OCCURS.
  THE NOTES ARE BEARISH ON THE INDEX — Because the notes are inversely linked to the Index, the Index Change will be positive only if the level of the Index declines over the term of the notes. Unless a Knock-Out Event occurs, if the level of the Index increases over the term of the Notes, the Index Change, and therefore the payment at maturity, will be adversely affected.
  THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT PLUS THE MINIMUM RETURN AT MATURITY — You may receive a lower payment at maturity than you would have received if you had invested in the Index, the equity securities underlying the Index or contracts related to the Index. If the Ending Index Level is greater than or equal to the Initial Index Level and a Knock-Out Event does not occur, the Additional Amount will be equal to the Minimum Return of at least $20 per $1,000 principal amount note. This will be true even if the value of the Index was less than the Initial Index Level at some time during the term of the notes but rises to or above the Initial Index Level on the Observation Date.
  THE “KNOCK-OUT” FEATURE WILL LIMIT YOUR RETURN ON THE NOTES AND MAY AFFECT YOUR PAYMENT AT MATURITY — Your investment in the notes may not perform as well as an investment in a security with a return based solely on the inverse performance of the Index. Your ability to participate in the depreciation of the Index may be limited to payment on the notes at the Knock-Out Rate of at least 2%. If a Knock-Out Event occurs, the return on each $1,000 principal amount note will equal $1,000 x the Knock-Out Rate of at least 2%, or at least $20 per $1,000 principal amount note, and will not be determined by reference to the Index Change, even though the Index Change may reflect significantly greater depreciation in the Index than at least 2%.
  THE MAXIMUM RETURN ON AN INVESTMENT IN THE NOTES IS 60% AT MATURITY — If a Knock-Out Event does not occur, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an Additional Amount that will not exceed 60% of the principal amount, or $600, regardless of the depreciation in the Index, which may be significant. Therefore, your appreciation potential is limited.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Payment on the notes is dependent on JPMorgan Chase & Co.’s ability to pay the amount due on the notes at maturity, and therefore your payment on the notes is subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

JPMorgan Structured Investments — Bearish Principal Protected Knock-Out Notes Linked Inversely to the Russell 2000® Index	TS-2

  CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity, if any, described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  RISK OF KNOCK-OUT EVENT OCCURRING IS GREATER IF THE INDEX IS VOLATILE — The likelihood of the Index closing below the Knock-Out Level during the period from the pricing date to and including the Observation Date, and thereby triggering a Knock-Out Event, will depend in large part on the volatility of the Index — the frequency and magnitude of changes in the level of the Index. Recently the Index has experienced significant volatility.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    whether a Knock-Out Event occurs;
    the expected volatility of the Index;
    the time to maturity of the notes;
    the dividend rate on the equity securities underlying the Index;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory and judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Bearish Principal Protected Knock-Out Notes Linked Inversely to the Russell 2000® Index	TS-3

Sensitivity Analysis – Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Index Change from -80% to +80%. The following table and examples assume an Initial Index Level of 680, a Knock-Out Level of 272 (which is equal to 40% of the assumed Initial Index Level) and a Knock-Out Rate of 2%, and reflects the Participation Rate of 100%. The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table and examples below have been rounded for ease of analysis.

Ending Index Level	Index Change	Note Total Return if Knock-Out Event Does Not Occur (1)	Note Total Return if Knock- Out Event Occurs (2)

1224.00	-80.00%	2.00%	2.00%
1156.00	-70.00%	2.00%	2.00%
1088.00	-60.00%	2.00%	2.00%
1020.00	-50.00%	2.00%	2.00%
952.00	-40.00%	2.00%	2.00%
884.00	-30.00%	2.00%	2.00%
816.00	-20.00%	2.00%	2.00%
748.00	-10.00%	2.00%	2.00%
714.00	-5.00%	2.00%	2.00%
680.00	0.00%	2.00%	2.00%
671.50	1.25%	2.00%	2.00%
666.40	2.00%	2.00%	2.00%
646.00	5.00%	5.00%	2.00%
612.00	10.00%	10.00%	2.00%
578.00	15.00%	15.00%	2.00%
544.00	20.00%	20.00%	2.00%
476.00	30.00%	30.00%	2.00%
408.00	40.00%	40.00%	2.00%
340.00	50.00%	50.00%	2.00%
272.00	60.00%	60.00%	2.00%
204.00	70.00%	N/A	2.00%
136.00	80.00%	N/A	2.00%

(1)	The Index closing level is greater than or equal to 272 on each trading day from the pricing date to and including the Observation Date.
(2)	The Index closing level is less than 272 on at least one trading day from the pricing date to and including the Observation Date.

Hypothetical Examples of Amounts Payable At Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The Index closing level declines from the Initial Index Level of 680 to an Ending Index Level of 612 and the Index closing level was not less than the Knock-Out Level of 272 on any trading day from the pricing date to and including the Observation Date. Because (i) the Ending Index Level of 612 is less than the Initial Index Level of 680 and (ii) a Knock-Out Event does not occur, the Additional Amount is equal to $100, and the payment at maturity is equal to $1,100 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x [(680-612)/680] x 100%) = $1,100

Example 2: The Index closing level increases from the Initial Index Level of 680 to an Ending Index Level of 816, and the Index closing level was not less than the Knock-Out Level of 272 on any trading day from the pricing date to and including the Observation Date. Because (i) the Ending Index Level of 816 is greater than the Initial Index Level of 680 and (ii) a Knock-Out Event does not occur, the Additional Amount is equal to the Minimum Return of $20, and the payment at maturity per $1,000 principal amount note is equal to $1,020 per $1,000 principal amount note.

Example 3: The Index closing level declines from the Initial Index Level of 680 to an Ending Index Level of 136 and the Index closing level was not less than the Knock-Out Level of 272 on any trading day until the Observation Date. Because the Ending Index Level of 136 is less than the Knock-Out Level of 272, a Knock-Out Event occurs. Accordingly, the Additional Amount is determined by reference to the Knock-Out Rate of 2% (or $20 per $1,000 principal amount note) regardless of the performance of the Ending Index Level relative to the Initial Index Level, and the payment at maturity is equal to $1,020, calculated as follows:

$1,000 + ($1,000 x 2%) = $1,020

JPMorgan Structured Investments — Bearish Principal Protected Knock-Out Notes Linked Inversely to the Russell 2000® Index	TS-4

Example 4: The Index closing level declines from the Initial Index Level of 680 to an Ending Index Level of 612 and the Index closing level was less than the Knock-Out Level of 272 on at least one trading day during the period from the pricing date to and including the Observation Date. Even though the Ending Index Level of 612 is less than the Initial Index Level of 680 by 10%, because a Knock-Out Event occurs, the Additional Amount is determined by reference to the Knock-Out Rate of 2% (or $20 per $1,000 principal amount note) regardless of the performance of the Ending Index Level relative to the Initial Index Level, and the payment at maturity is equal to $1,020, calculated as follows:

$1,000 + ($1,000 x 2%) = $1,020

Example 5: The Index closing level increases from the Initial Index Level of 680 to an Ending Index Level of 748, and the Index closing level was less than the Knock-Out Level of 272 on at least one trading day during the period from the pricing date to and including the Observation Date. Because a Knock-Out Event occurs, the Additional Amount is determined by reference to the Knock-Out Rate of 2% (or $20 per $1,000 principal amount note) regardless of the performance of the Ending Index Level relative to the Initial Index Level, and the payment at maturity is equal to $1,020, calculated as follows:

$1,000 + ($1,000 x 2%) = $1,020

Historical Information

The following graph sets forth the historical performance of the Russell 2000® Index based on the weekly historical Index closing level from January 7, 2005 through April 1, 2010. The Index closing level on April 1, 2010 was 683.98. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any trading day from the pricing date to and including the Observation Date. We cannot give you assurance that the performance of the Index will result in a payment at maturity of more than $1,020 per $1,000 principal amount note.

JPMorgan Structured Investments — Bearish Principal Protected Knock-Out Notes Linked Inversely to the Russell 2000® Index	TS-5